Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Third Quarter 2022 Financial Results

Q3 net revenues decreased by 3.2% year-over-year

Q3 New student enrollments1 increased by 44.7% year-over-year

Q3 net income reached RMB168.1 million

BEIJING, November 23, 2022 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial and Operational Snapshots

•	Net revenues were RMB576.2 million (US$81.0 million), representing a 3.2% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB365.5 million (US$51.4 million), representing a 21.0% decrease year-over-year.

•	Gross profit was RMB491.3 million (US$69.1 million), representing a 4.0% decrease year-over-year.

•	Net income was RMB168.1 million (US$23.6 million), representing an 81.1% increase year-over-year.

•	Net income margin, defined as net income as a percentage of net revenues, increased to 29.2% from 15.6% in the third quarter of 2021.

•	New student enrollments were 134,987, representing a 44.7% increase year-over-year.

•	As of September 30, 2022, the Company’s deferred revenue balance was RMB1,798.6 million (US$252.8 million).

“Despite the macroeconomic uncertainty and shifting industry landscape, we delivered encouraging results in the third quarter with sequential topline growth, further bottom-line improvement and increased new student enrollments. These achievements testified to the effectiveness of our strategic initiatives to prioritize profitability and healthy growth,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

“With a leaner and more efficient organization, we further refined our product strategy in the third quarter. We focused more on margin accretive programs and allocated our capital and human resources accordingly to expand our course offerings in these programs, leading to an optimized product lineup and more diversified course content. Additionally, as we continued to hone our services to increase our user stickiness and cross-selling opportunities, we transformed our student acquisition methods, focusing more on users’ lifetime value instead of investing heavily in marketing activities. Thanks to these measures, our new student enrollments for the quarter rose by 44.7% year-over-year and 11.8% quarter-over-quarter, despite a 23.9% year-over-year and 8.2% quarter-over-quarter decline in sales and marketing expenses. Looking ahead, we are confident that our proven business strategies and continued commitment to delivering premium and tailored courses to more students will help us navigate current challenges and achieve meaningful growth,” concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, commented, “We are pleased with our third quarter results amid an uncertain macro environment. Our net revenues reached RMB576.2 million during the quarter, exceeding the high end of our guidance range by 6.7% despite the slight 3.2% year-over-year decrease. Benefitting from our dedicated efforts and measured steps in cost control and operational efficiency enhancement, our third quarter operating expenses declined by 24.5% year-over-year and 7.4% quarter-over-quarter. As a result, we maintained our profitability with a net income of RMB168.1 million, up 81.1% year-over-year and 46.7% quarter-over-quarter. Our net income margin for the quarter remained solid at 29.2%, expanding 13.6 percentage points year-over-year and 8.6 percentage points quarter-over-quarter. Moving forward, we will continue to prudently manage costs and expenses, enrich our course offerings and further optimize our operations, aiming for continued success and additional shareholder value.”

________________

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses. (In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.)

Financial Results for the third quarter of 2022

Net Revenues

In the third quarter of 2022, net revenues decreased by 3.2% to RMB576.2 million (US$81.0 million) from RMB595.1 million in the third quarter of 2021. The decrease was mainly driven by the decline in gross billings.

Cost of Revenues

Cost of revenues increased by 2.2% to RMB84.9 million (US$11.9 million) in the third quarter of 2022 from RMB83.1 million in the third quarter of 2021. The increase was primarily due to increased service fees paid to educational institutions and increased cooperation costs.

Gross Profit

Gross profit decreased by 4.0% to RMB491.3 million (US$69.1 million) in the third quarter of 2022 from RMB512.0 million in the third quarter of 2021.

Operating Expenses

In the third quarter of 2022, operating expenses were RMB325.0 million (US$45.7 million), representing a 24.5% decrease from RMB430.6 million in the third quarter of 2021.

Sales and marketing expenses decreased by 23.9% to RMB269.1 million (US$37.8 million) in the third quarter of 2022 from RMB353.5 million in the third quarter of 2021. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel.

General and administrative expenses decreased by 29.6% to RMB44.4 million (US$6.2 million) in the third quarter of 2022 from RMB63.2 million in the third quarter of 2021. The decrease was mainly due to a decrease in rental expenses.

Product development expenses decreased by 17.5% to RMB11.5 million (US$1.6 million) in the third quarter of 2022 from RMB14.0 million in the third quarter of 2021. The decrease was mainly due to a decrease in compensation expenses to our product development personnel.

Other Income

Other income decreased by 58.6% to RMB5.3 million (US$0.7 million) in the third quarter of 2022 from RMB12.9 million in the third quarter of 2021.

Net Income

As a result of the foregoing, net income for the third quarter of 2022 was RMB168.1 million (US$23.6 million), compared with RMB92.8 million in the third quarter of 2021.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB24.08 (US$3.38) in the third quarter of 2022.

Cash and Cash Equivalents and Short-term Investments

As of September 30, 2022, the Company had RMB678.8 million (US$95.4 million) of cash and cash equivalents and RMB170.1 million (US$23.9 million) of short-term investments, compared with RMB626.7 million of cash and cash equivalents and RMB184.2 million of short-term investments as of December 31, 2021.

Deferred Revenue

As of September 30, 2022, the Company had a deferred revenue balance of RMB1,798.6 million (US$252.8 million), compared with RMB2,348.2 million as of December 31, 2021.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB1.3 million (US$0.2 million) in the third quarter of 2022, compared with RMB1.8 million in the third quarter of 2021.

Financial Results for the First Nine Months of 2022

Net Revenues

In the first nine months of 2022, net revenues decreased by 9.1% to RMB1,744.5 million (US$245.2 million) from RMB1,918.9 million in the first nine months of 2021.

Cost of Revenues

Cost of revenues decreased by 4.9% to RMB272.9 million (US$38.4 million) in the first nine months of 2022 from RMB286.8 million in the first nine months of 2021.

Gross Profit

Gross profit decreased by 9.8% to RMB1,471.7 million (US$206.9 million) from RMB1,632.1 million in the first nine months of 2021.

Operating Expenses

In the first nine months of 2022, operating expenses were RMB1,022.0 million (US$143.7 million), representing a 36.8% decrease from RMB1,616.8 million in the first nine months of 2021.

Sales and marketing expenses decreased by 39.2% to RMB857.0 million (US$120.5 million) in the first nine months of 2022 from RMB1,409.1 million in the first nine months of 2021.

General and administrative expenses decreased by 17.5% to RMB129.5 million (US$18.2 million) in the first nine months of 2022 from RMB157.1 million in the first nine months of 2021.

Product development expenses decreased by 30.0% to RMB35.5 million (US$5.0 million) in the first nine months of 2022 from RMB50.7 million in the first nine months of 2021.

Other Income

Other income for the first nine months of 2022 was RMB19.7 million (US$2.8 million), compared with RMB42.3 million in the first nine months of 2021. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for the first nine months of 2022 was RMB462.1 million (US$65.0 million), compared with RMB61.6 million in the first nine months of 2021.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB68.07 (US$9.57) in the first nine months of 2022, compared with RMB9.69 in the first nine months of 2021.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB2.5 million (US$0.4 million) in the first nine months of 2022, compared with RMB11.2 million in the first nine months of 2021.

Outlook

For the fourth quarter of 2022, Sunlands currently expects net revenues to be between RMB520 million to RMB540 million, which would represent a decrease of 8.3% to 11.7% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate for September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2022, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 6:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on November 23, 2022, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until November 30, 2022, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	3978249

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP Operating cost and expense, non-GAAP loss/income from operations and Non-GAAP net loss/income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses/benefit. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss/income exclude share-based compensation expenses, and basic and diluted net loss/income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	626,715	678,763	95,419
Restricted cash	50,008	-	-
Short-term investments	184,159	170,088	23,911
Prepaid expenses and other current assets	176,349	114,399	16,082
Deferred costs, current	89,353	52,719	7,411
Total current assets	1,126,584	1,015,969	142,823
Non-current assets
Property and equipment, net	857,648	831,982	116,958
Intangible assets, net	2,761	1,834	258
Right-of-use assets	362,335	344,215	48,389
Deferred costs, non-current	109,020	83,811	11,782
Long-term investments	54,844	62,730	8,818
Deferred tax assets	39,265	30,354	4,267
Other non-current assets	40,163	43,814	6,159
Total non-current assets	1,466,036	1,398,740	196,631
TOTAL ASSETS	2,592,620	2,414,709	339,454

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB197,467 and RMB168,160 as of December 31, 2021 and September 30, 2022, respectively)	586,043	530,783	74,618
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB295,958 and RMB368,117 as of December 31, 2021 and September 30, 2022, respectively)	1,266,948	1,052,068	147,897
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB8,366 and RMB22,330 as of December 31, 2021 and September 30, 2022, respectively)	14,310	28,783	4,046
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil December as of December 31, 2021 and September 30, 2022, respectively)	38,654	38,654	5,434
Total current liabilities	1,905,955	1,650,288	231,995

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued (Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB257,071 and RMB256,755 as of December 31, 2021 and September 30, 2022, respectively)	1,081,231	746,490	104,940
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB318,598 and RMB311,665 as of December 31, 2021 and September 30, 2022, respectively)	404,133	392,033	55,111
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB2,312 and RMB2,111 as of December 31, 2021 and September 30, 2022, respectively)	21,782	8,090	1,137
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB963 and RMB963 as of December 31, 2021 and September 30, 2022, respectively)	11,698	8,152	1,146
Long-term debt, non-current portion(including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2021 and September 30, 2022, respectively)	181,973	152,982	21,506
Total non-current liabilities	1,700,817	1,307,747	183,840
TOTAL LIABILITIES	3,606,772	2,958,035	415,835

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,085,939 and 2,460,939 shares issued as of December 31, 2021 and September 30, 2022, respectively; 1,839,553 and 2,123,691 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,002,930 and 4,002,930 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(3,456,073)	(2,992,738)	(420,712)
Additional paid-in capital	2,364,313	2,311,240	324,909
Accumulated other comprehensive income	82,532	143,823	20,218
Total Sunlands Technology Group shareholders’ deficit	(1,009,226)	(537,673)	(75,585)
Non-controlling interest	(4,926)	(5,653)	(796)
TOTAL SHAREHOLDERS’ DEFICIT	(1,014,152)	(543,326)	(76,381)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,592,620	2,414,709	339,454

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net revenues	595,128	576,208	81,002
Cost of revenues	(83,103)	(84,902)	(11,935)
Gross profit	512,025	491,306	69,067

Operating expenses
Sales and marketing expenses	(353,508)	(269,056)	(37,823)
Product development expenses	(13,980)	(11,532)	(1,621)
General and administrative expenses	(63,156)	(44,443)	(6,248)
Total operating expenses	(430,644)	(325,031)	(45,692)
Income from operations	81,381	166,275	23,375
Interest income	3,144	2,200	309
Interest expense	(3,042)	(2,487)	(350)
Other income, net	12,853	5,325	749
Gain on disposal of subsidiaries	-	1,709	240
Income before income tax expenses and loss from equity method investments	94,336	173,022	24,323
Income tax expenses	(1,110)	(4,225)	(594)
Loss from equity method investments	(431)	(713)	(100)
Net income	92,795	168,084	23,629

Less: Net loss attributable to non-controlling interest	(2,506)	(1)	-
Net income attributable to Sunlands Technology Group	95,301	168,085	23,629
Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	14.16	24.08	3.38
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,729,197	6,981,447	6,981,447

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net income	92,795	168,084	23,629
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(1,105)	32,103	4,513
Total comprehensive income	91,690	200,187	28,142
Less: comprehensive loss attributable to non-controlling interest	(2,506)	(1)	-
Comprehensive income attributable to Sunlands Technology Group	94,196	200,188	28,142

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2021	2022
	RMB	RMB
Net revenues	595,128	576,208
Less: other revenues	(26,497)	(28,525)
Add: tax and surcharges	41,674	11,394
Add: ending deferred revenue	2,540,886	1,798,558
Add: ending refund liability	222,266	204,961
Less: beginning deferred revenue	(2,690,221)	(1,998,062)
Less: beginning refund liability	(220,745)	(199,028)
Gross billings (non-GAAP)	462,491	365,506

Net income	92,795	168,084
Add: income tax expenses	1,110	4,225
depreciation and amortization	9,561	8,939
interest expense	3,042	2,487
Less: interest income	(3,144)	(2,200)
EBITDA (non-GAAP)	103,364	181,535

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2021	2022
	RMB	RMB
Cost of revenues	(83,103)	(84,902)
Less: Share-based compensation expenses in cost of revenues	(39)	-
Non-GAAP cost of revenues	(83,064)	(84,902)

Sales and marketing expenses	(353,508)	(269,056)
Less: Share-based compensation expenses in sales and marketing expenses	13	-
Non-GAAP sales and marketing expenses	(353,521)	(269,056)

General and administrative expenses	(63,156)	(44,443)
Less: Share-based compensation expenses in general and administrative expenses	(67)	-
Non-GAAP general and administrative expenses	(63,089)	(44,443)

Operating costs and expense	(513,747)	(409,993)
Less: Share-based compensation expenses	(93)	-
Non-GAAP operating costs and expense	(513,654)	(409,993)

Income from operations	81,381	166,275
Less: Share-based compensation expenses	(93)	-
Non-GAAP income from operations	81,474	166,275

Net income attributable to Sunlands Technology Group	95,301	168,085
Less: Share-based compensation expenses	(93)	-
Non-GAAP net income attributable to Sunlands Technology Group	95,394	168,085

Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	14.16	24.08
Non-GAAP net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	14.18	24.08
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,729,197	6,981,447
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,729,197	6,981,447

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net revenues	1,918,934	1,744,513	245,240
Cost of revenues	(286,811)	(272,859)	(38,358)
Gross profit	1,632,123	1,471,654	206,882

Operating expenses
Sales and marketing expenses	(1,409,068)	(857,031)	(120,480)
Product development expenses	(50,669)	(35,465)	(4,986)
General and administrative expenses	(157,103)	(129,538)	(18,210)
Total operating expenses	(1,616,840)	(1,022,034)	(143,676)
Income from operations	15,283	449,620	63,206
Interest income	13,157	9,208	1,294
Interest expense	(8,029)	(7,764)	(1,091)
Other income	42,301	19,667	2,765
Impairment loss on long-term investments	-	(500)	(70)
Gain on disposal of subsidiaries	-	1,709	240
Income before income tax expenses and loss from equity method investments	62,712	471,940	66,344
Income tax expenses	(963)	(8,568)	(1,204)
Loss from equity method investments	(155)	(1,317)	(185)
Net income	61,594	462,055	64,955

Less: Net loss attributable to non-controlling interest	(3,586)	(1,280)	(180)
Net income attributable to Sunlands Technology Group	65,180	463,335	65,135
Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	9.69	68.07	9.57
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,729,197	6,806,672	6,806,672

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net income	61,594	462,055	64,955
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(7,841)	61,291	8,616
Total comprehensive income	53,753	523,346	73,571
Less: comprehensive loss attributable to non-controlling interest	(3,586)	(1,280)	(180)
Comprehensive income attributable to Sunlands Technology Group	57,339	524,626	73,751

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB
Net revenues	1,918,934	1,744,513
Less: other revenues	(58,208)	(86,520)
Add: tax and surcharges	119,873	55,815
Add: ending deferred revenue	2,540,886	1,798,558
Add: ending refund liability	222,266	204,961
Less: beginning deferred revenue	(3,024,443)	(2,348,179)
Less: beginning refund liability	(232,859)	(243,236)
Gross billings (non-GAAP)	1,486,449	1,125,912

Net income	61,594	462,055
Add: income tax expenses	963	8,568
depreciation and amortization	28,266	28,100
interest expense	8,029	7,764
Less: interest income	(13,157)	(9,208)
EBITDA (non-GAAP)	85,695	497,279

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB
Cost of revenues	(286,811)	(272,859)
Less: Share-based compensation expenses in cost of revenues	(45)	(33)
Non-GAAP cost of revenues	(286,766)	(272,826)

Sales and marketing expenses	(1,409,068)	(857,031)
Less: Share-based compensation expenses in sales and marketing expenses	72	(4,166)
Non-GAAP sales and marketing expenses	(1,409,140)	(852,865)

General and administrative expenses	(157,103)	(129,538)
Less: Share-based compensation expenses in general and administrative expenses	(324)	(2,982)
Non-GAAP general and administrative expenses	(156,779)	(126,556)

Operating costs and expense	(1,903,651)	(1,294,893)
Less: Share-based compensation expenses	(297)	(7,181)
Non-GAAP operating costs and expense	(1,903,354)	(1,287,712)

Income from operations	15,283	449,620
Less: Share-based compensation expenses	(297)	(7,181)
Non-GAAP income from operations	15,580	456,801

Net income attributable to Sunlands Technology Group	65,180	(463,335)
Less: Share-based compensation expenses	(297)	(7,181)
Non-GAAP net income attributable to Sunlands Technology Group	65,477	(470,516)

Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	9.69	68.07
Non-GAAP net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	9.73	69.13
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,729,197	6,806,672
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,729,197	6,806,672